Exhibit 99.1

VivoPower International PLC Announces Successful Sale of Australian Solar Farm Development

LONDON, February 10, 2021

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that it has sold its majority ownership stake in the Daisy Hill Solar Farm (the “Project”), an approximately 6.3 MW-DC (approximately 5.0 MW-AC) grid connected solar farm being developed near the town of Hillston in New South Wales, Australia.

The Company’s interest in the Project was acquired by an affiliate of IT Power (Australia) Pty Ltd (“ITP Renewables”), a global leader in renewable energy consulting and project management. ITP Renewables previously held a minority interest in the Project and was jointly developing the Project with VivoPower.

Total consideration received by VivoPower in the sale represents a 2.1x multiple of VivoPower’s invested capital in the Project to date.

Executive Chairman and CEO of VivoPower, Kevin Chin, commented, “We believe the sale of our interest in the Daisy Hill Solar Farm represents a positive financial outcome while also aligning with VivoPower’s new strategy to refocus our efforts on customer-centric sustainable energy solutions, including on-site renewable generation, battery storage and electric vehicles. We are especially pleased to hand the Project over to our development partner, ITP Renewables, and are confident that they will complete the Project successfully.”

About VivoPower

VivoPower is a sustainable energy solutions company currently focused on battery technology, electric vehicle, solar and critical power services. Its core purpose is to help large corporate customers decarbonize more rapidly. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the expected financial outcome of the sale and the potential for completion. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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